                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-114312

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 15, 2004

                       [REPUBLIC OF THE PHILIPPINES LOGO]

                                US$1,500,000,000

                          REPUBLIC OF THE PHILIPPINES
                          9.50% GLOBAL BONDS DUE 2030

                             ----------------------

The Republic will pay interest on the global bonds each February 2 and August 2. The first interest payment on the global bonds will be made on August 2, 2005. The Republic may not redeem the global bonds prior to their maturity. The global bonds will mature at par on February 2, 2030.

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding certain aspects of default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic's outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled "Collective Action Securities" on page 96 of the attached prospectus dated April 15, 2004, the Republic may, among other things, amend the payment provisions of the global bonds and certain other material terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. We have applied to list the global bonds on the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, societe anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about February 2, 2005.

                             ----------------------

                                                         PER BOND         TOTAL
                                                         --------    ----------------
Price to investors....................................   98.131%     US$1,471,965,000
Underwriting discounts and commissions................    0.050%     US$      750,000
Proceeds, before expenses, to the Republic............   98.081%     US$1,471,215,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                   Joint Lead Managers and Joint Bookrunners

CITIGROUP              DEUTSCHE BANK SECURITIES              UBS INVESTMENT BANK
                             ----------------------
THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 26, 2005

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGES
-------------------------------------  -----
INTRODUCTORY STATEMENTS..............    S-3
SUMMARY OF THE OFFERING..............    S-4
USE OF PROCEEDS......................    S-7
RECENT DEVELOPMENTS..................    S-8
DESCRIPTION OF THE GLOBAL BONDS......   S-21
GLOBAL CLEARANCE AND SETTLEMENT......   S-24
TAXATION.............................   S-27
UNDERWRITING.........................   S-29
LEGAL MATTERS........................   S-32
GENERAL INFORMATION..................   S-32

             PROSPECTUS                PAGES
-------------------------------------  -----
CERTAIN DEFINED TERMS AND
  CONVENTIONS........................      2
FORWARD LOOKING STATEMENTS...........      2
DATA DISSEMINATION...................      3
USE OF PROCEEDS......................      3
PROSPECTUS SUMMARY...................      4
REPUBLIC OF THE PHILIPPINES..........      9
DESCRIPTION OF THE SECURITIES........     85
COLLECTIVE ACTION SECURITIES.........     96
TAXATION.............................    100
PLAN OF DISTRIBUTION.................    108
VALIDITY OF THE SECURITIES...........    109
AUTHORIZED REPRESENTATIVE IN THE
  UNITED STATES......................    109
EXPERTS; OFFICIAL STATEMENTS AND
  DOCUMENTS..........................    109
FURTHER INFORMATION..................    109
DEBT TABLES OF THE REPUBLIC OF THE
  PHILIPPINES........................    T-1

                            ------------------------

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT ALONG WITH THE ATTACHED PROSPECTUS THAT ACCOMPANIES IT. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AS APPLICABLE. TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE MEANING GIVEN TO THEM IN THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT.
                            ------------------------

                            INTRODUCTORY STATEMENTS

     The Republic accepts responsibility for the information that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

     The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See "Description of the Securities -- Description of the Debt Securities -- Jurisdiction and Enforceability" in the accompanying prospectus.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see "Underwriting" on page S-29.

     Unless otherwise indicated, all references in this prospectus supplement to "Philippine pesos", "pesos" or "P" are to the lawful national currency of the Philippines, and those to "dollars", "US dollars" or "$" are to the lawful currency of the United States of America.

     All references in this prospectus supplement to (a) the "Republic" or the "Philippines" are to the Republic of the Philippines, (b) the "Government" are to the national government of the Philippines, (c) the "administration" are to the current administration of President Gloria Macapagal-Arroyo and (d) "Bangko Sentral" are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

                            SUMMARY OF THE OFFERING

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully.

ISSUER........................   Republic of the Philippines.

BONDS.........................   US$1,500,000,000 9.50% global bonds due 2030.

INTEREST......................   The global bonds will bear interest at 9.50%
                                 from February 2, 2005, payable semi-annually in arrears.

INTEREST PAYMENT DATES........   February 2 and August 2 of each year,
                                 commencing August 2, 2005, payable to the persons who are registered holders thereof at the close of business on the preceding January
                                 18 or July 18, as applicable, whether or not a business day.

MATURITY DATE.................   February 2, 2030.

ISSUER REDEMPTION.............   The Republic may not redeem the global bonds
                                 prior to maturity.

STATUS OF BONDS...............   The global bonds will be direct, unconditional,
                                 unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External
                                 Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See "Description of the Securities -- Description of Debt
                                 Securities -- Status of Bonds" in the
                                 accompanying prospectus.

NEGATIVE PLEDGE...............   With certain exceptions, the Republic has
                                 agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness
                                 (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public
                                 Indebtedness. The international reserves of
                                 Bangko Sentral ng Pilipinas ("Bangko Sentral") represent substantially all of the official gross international reserves of the Republic.
                                 Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the international reserves owned by Bangko
                                 Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko
                                 Sentral could in the future incur External
                                 Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See "Description of the Securities -- Description of Debt
                                 Securities -- Negative Pledge Covenant" in the accompanying prospectus.

TAXATION......................   The Republic will make all payments of
                                 principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required. See

                                 "Description of the Securities -- Description of Debt Securities -- Additional Amounts" in the accompanying prospectus. For a description of certain United States tax aspects of the global bonds, see "Taxation -- United States Tax Considerations" in the accompanying prospectus, and "Taxation -- United States Taxation".

COLLECTIVE ACTION CLAUSES.....   The global bonds will contain provisions
                                 regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic's outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled "Collective Action Securities" on page 96 of the attached prospectus dated
                                 April 15, 2004, the Republic may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

CROSS-DEFAULTS................   Events of default with respect to the global
                                 bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External
                                 Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See
                                 "Collective Action Securities -- Events of
                                 Default: Cross Default and Cross Acceleration" in the accompanying prospectus.

LISTING.......................   The Republic is offering the global bonds for
                                 sale in the United States and elsewhere where such offer and sale is permitted. The Republic has applied to have the global bonds listed and traded in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

FORM, DENOMINATION AND
REGISTRATION..................   The global bonds will be issued in fully
                                 registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds. See "Description of the Securities -- Description of the Debt
                                 Securities -- Global Securities" in the
                                 accompanying prospectus.

FURTHER ISSUES................   The Republic may from time to time, without
                                 notice to or the consent of the registered holders of global bonds, issue further bonds which will form a single series with the global bonds. See

                                 "Collective Action Securities -- Further Issues of Debt Securities" in the accompanying prospectus.

USE OF PROCEEDS...............   The Republic will use the net proceeds from the
                                 sale of the global bonds for the general purposes of the Republic, including budgetary support.

FISCAL AGENT..................   JPMorgan Chase Bank.

GOVERNING LAW.................   The fiscal agency agreement and the global
                                 bonds will be governed by and interpreted in accordance with the laws of the State of New
                                 York. The laws of the Republic will govern all matters governing authorization and execution of the global bonds by the Republic.

                                USE OF PROCEEDS

     The Republic will use the net proceeds from the sale of the global bonds for the general purposes of the Republic, including budgetary support.

                              RECENT DEVELOPMENTS

     The information in this section supplements the information about the Republic that is included in the accompanying prospectus dated April 15, 2004.

RECENT POLITICAL DEVELOPMENTS

  NATIONAL ELECTION RESULTS

     On May 10, 2004, national elections were held for the positions of President, Vice President, twelve Senators, more than 200 Representatives and all local government posts (excluding Barangay officials). On June 24, 2004, pursuant to the Constitution, the joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro as President-elect and Vice President-elect, respectively. They began their six-year terms on June 30, 2004.

     Both Mrs. Arroyo and Mr. de Castro are members of the ruling Koalisyon ng Katapatan at Karanasan para sa Kinabukasan ("K4") coalition. The ruling coalition enlarged its majority in both the Senate and the House of Representatives in the 13th Congress which convened on July 26, 2004. Certain opposition candidates, including defeated presidential candidate Fernando Poe, Jr., have questioned the election results, alleging fraud and disenfranchisement of voters. On July 23, 2004, Mr. Poe petitioned the Philippine Supreme Court, acting in its capacity as the Presidential Electoral Tribunal, to order a recount of approximately 60% of votes cast nationwide. In response, President Arroyo and Vice-President de Castro have asked the tribunal to dismiss the petition for lack of merit. Mr. Poe died on December 14, 2004, after suffering a stroke. However, his widow, Susan Roces, has petitioned the Supreme Court to pursue the electoral protest on behalf of her late husband.

  ARROYO ADMINISTRATION POLICY

     On June 28, 2004, President Arroyo announced a ten-point agenda of policy priorities for her new six-year term in office. The President's agenda includes the following goals:

     - creating six to ten million jobs in six years through increased support for entrepreneurs, increased lending to small and medium enterprises and the development of one to two million hectares of land for agriculture;

     - improving education through the construction of new classrooms, the provision of books and supplies for students and scholarships to poor families;

     - balancing the Government budget;

     - expanding transportation networks and digital infrastructure to link the entire country;

     - providing electricity and water to local communities across the country;

     - alleviating congestion in Metro Manila by establishing new government and housing centers in other regions;

     - developing the Clark Special Economic Zone and the Subic Bay Freeport Area as international service and logistics centers;

     - automating the electoral process;

     - completing the peace process with rebel groups in the Philippines; and

     - promoting reconciliation among opposing political movements.

     On July 26, 2004, President Arroyo gave her State of the Nation Address. In it, she announced that her administration would pursue five key reform packages, including:

     - job creation through economic growth, stimulated by reducing the fiscal deficit through reducing government costs and raising revenue;

     - reduction and elimination of corruption through good government, including implementing judicial reforms, strengthening the role of ombudsmen, and reducing government inefficiency;

     - improvement in social justice and basic needs through environmental reforms and promotion of the agribusiness sector;

     - expansion of technical and vocational training, and English and science learning; and

     - achievement of energy independence and savings by securing sufficient production and distribution of energy through the privatization of National Power Corporation's power generating facilities and transmission lines.

     As part of its economic growth agenda, the Government has announced a fiscal consolidation program that aims to achieve a balanced budget by 2010 and reduce the consolidated public sector deficit to GDP to 6% in 2005 and 1% by 2010. The Government has proposed eight priority legislative revenue measures intended to generate a total of at least P80 billion in additional revenues and savings per year (based on current levels of revenues and expenditures). As of January 26, 2004, two of these measures, the increase in alcohol and tobacco taxes and the lateral attrition system (intended to increase efficiency of revenue collection), have been enacted into law. Each proposed bill must go through three readings (the first in committee, the second and third before the entire chamber) in each of the House and the Senate. Next, any differences between the House and Senate versions must be reconciled by a bicameral conference committee. Then both houses of Congress must pass the reconciled bill before it is presented for Presidential approval. These eight measures and their current status are summarized below.

PROPOSED MEASURE                                                             STATUS
----------------                                                             ------
Increase in alcohol and tobacco taxes...................   Signed into law
Lateral attrition system(1).............................   Signed into law
Repeal of inefficient and redundant fiscal incentives...   House bill approved on third reading;
                                                           Senate bill pending in committee
Gradual increase in value-added taxes ("VAT")...........   House bill on second reading; Senate bill
                                                           pending in committee
Tax amnesty program.....................................   House bill approved on third reading;
                                                           Senate bill pending in committee
Increase in excise tax on petroleum products............   House bill pending in committee; bill not
                                                           yet filed in Senate
New franchise tax on telecommunications.................   House bill pending in committee; bill not
                                                           yet filed in Senate
Simplified income tax system............................   House bill pending in committee; bill not
                                                           yet filed in Senate

---------------

Source: Department of Finance

(1) A system of rewards and penalties at the Bureau of Internal Revenue and the Bureau of Customs designed for officials and employees who exceed or fall short of revenue collection quotas.

     In December 2004, President Arroyo approved the Medium-Term Philippine Development Plan 2004-2010, which provides comprehensive details of measures intended to achieve the Government's basic goal of poverty reduction and economic growth, as well as the President's specific ten-point agenda.

     Also, the Government intends to restructure and reform the financial sector by:

     - strengthening the supervisory powers of the monetary authority;

     - institutionalizing corporate governance standards;

     - establishing credible credit information through domestic credit rating systems;

     - improving the regulation of credit cooperatives; and

     - professionalizing management of state pension funds.

  FORMATION OF THE NEW ARROYO ADMINISTRATION

     In August 2004, President Arroyo appointed the Cabinet members of her new administration. Changes in the Cabinet were intended to improve public service, strengthen the rule of law and boost the economy. New Cabinet secretaries were appointed based on their integrity, competence and commitment to the Government's development agenda. The new appointees include former representative Raul Gonzalez as Secretary of Justice and former Chief Presidential Legal Counsel Avelino Cruz Jr. as Secretary of Defense. Among the Cabinet members reappointed from President Arroyo's first administration are Budget Secretary Emilia Boncodin, Trade Secretary Cesar Purisima and Secretary of Socioeconomic Planning Romulo Neri.

     In January 2005, Secretary of Finance Juanita Amatong announced her resignation. She will be replaced by Cesar Purisima, currently Secretary of Trade and Industry. Cesar Purisima will be replaced by Juan Santos, formerly Chairman and CEO of Nestle Philippines. Energy Secretary Vincent Perez also announced his resignation in January 2005, to be effective March 2005. He will be replaced by Raphael Lotilla, currently president of Power Sector Assets and Liabilities Management Corporation.

  INTERNAL CONFLICT WITH REBEL GROUPS

     Peace negotiations between the Government and the Moro Islamic Liberation Front ("MILF") resumed in December 2004 in Malaysia. An advance survey party of a Malaysian-led international monitoring team arrived in the southern Philippines in September 2004 and continues to monitor implementation of the joint cease-fire declaration between the Government and the MILF which was signed on July 19, 2003. The next round of peace negotiations is currently scheduled for February 2005.

     The Government and the National Democratic Front ("NDF") held a third round of peace negotiations in Oslo from June 22-24, 2004. The Government and the NDF have reaffirmed their intention to continue the peace process; however, a fourth round of peace talks originally planned for August 2004 has been postponed indefinitely by the NDF. The NDF has indicated it will not participate in further formal talks as long as it is designated a "terrorist organization" by the United States government. Fighting has continued between the NDF and Government forces, resulting in more than 100 casualties on each side during 2004.

  GOVERNMENT EXPROPRIATION OF AIRPORT TERMINAL

     In December 2004, the Government took possession of the new Terminal 3 of Ninoy Aquino International Airport in Manila, intending to prepare the terminal for operations as soon as possible. In 2003, the Supreme Court had nullified the Government's concession agreement with Piatco, the private consortium contracted to build the terminal, and the terminal has not yet opened to the public. Piatco is co-owned by Fraport AG, a German airport developer, and certain Filipino companies. The government has offered a down payment of P3 billion (approximately $53 million) to Piatco and has stated that it intends to provide just compensation for the expropriation. However, Fraport has asked for a minimum of E350 million (approximately $465 million) in compensation.

     On January 4, 2005, a Philippine regional trial court ordered that the Government pay a down payment of $62 million; however, on January 14, 2005 the Supreme Court issued a temporary restraining order against enforcement of the trial court's judgment, and the dispute over the amount of just compensation remains pending before the Supreme Court. Two other disputes over the nullified concession agreement -- one filed by Piatco against the Government before the International Center for Settlement of Investment Disputes in Washington, D.C., and the other filed by Fraport against the Government before the International Chamber of Commerce in Paris -- also remain pending.

RECENT ECONOMIC DEVELOPMENTS

  RECENT ECONOMIC INDICATORS

     The following table sets out the performance of certain of the Republic's principal economic indicators for the specified periods.

                                                                2002     2003    2004
                                                                -----    ----    ----
GDP growth (%)..............................................      4.3(1)  4.7     6.5(2)
GNP growth (%)..............................................      4.3(1)  5.6     6.2(2)
Inflation rate (%)..........................................      3.0     3.0     5.5(3)
Unemployment rate (%)(4)....................................     11.4    11.4    11.8
91-day T-bill rate (%)......................................      5.4     6.0     7.3
External position
  Balance of payments ($ million)...........................      663     111    (282)
  Trade-in-goods balance/GNP (%)............................      0.5    (1.5)   (1.8)(2)
     Export growth (%)......................................     10.0     1.4    11.5(2)
     Import growth (%)......................................      6.2     6.3     8.7(2)
  External debt ($ billion)(5)(6)...........................     53.6    57.4    55.6(7)(8)
  International reserves
     Gross ($ billion)......................................     16.2    16.9    16.0
     Net ($ billion)........................................     12.8    13.9    14.4
     Months of retained imports(9)..........................      4.7     4.7     4.1
Domestic credit growth (%)..................................      4.8     4.8     8.1(10)

---------------

(1) GDP and GNP growth figures for 2001 and 2002 have recently been revised. See "GDP and Major Financial Indicators -- Periodic Revisions to Philippine National Accounts" in the accompanying prospectus.

(2) First nine months of 2004.

(3) Average for 2004 based on the 1994 CPI basket.

(4) Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.

(5) Includes Bangko Sentral obligations, public sector debt whether or not guaranteed by the Government and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual ("BPM5").

(6) As of December 31 of the relevant year, unless otherwise indicated.

(7) As of September 30, 2004.

(8) Beginning in 2004, Bangko Sentral revised its accounting methodology to exclude resident-to-resident accounts.

(9) Number of months of average imports of merchandise goods and payments of services and income that can be financed by gross reserves.

(10) Year-on-year as of November 2004.

  CREDIT RATINGS

     On November 9, 2004, Moody's Investors Service placed on review for possible downgrade the Republic's long-term foreign and local currency ratings due to concerns over the sustainability of the Government's fiscal and debt positions. Moody's stated that the Republic's reliance on external borrowing has left the Republic's fiscal position vulnerable to exchange rate fluctuations and shifts in creditor confidence. Moody's also noted the Republic's political difficulties in passing revenue measures and high levels of debt and interest payments as a proportion of revenues, as well as delays in energy sector reform that have contributed to deterioration of the public sector financial position. Moody's ratings for the Republic's long-term foreign currency bonds and long-term local currency obligations both remain at Ba2, and a decision on the possible downgrade will be announced in March 2004.

     On December 7, 2004, Fitch Ratings affirmed the Republic's long-term foreign currency rating of BB as well as the Republic's long-term local currency rating of BB+. Fitch cited the Republic's strong macroeconomic performance, growth in remittances from overseas Filipino workers and external debt maturity profile as factors that supported the Republic's credit rating in the near term. However, Fitch revised the Republic's rating outlook from stable to negative. The revision in outlook reflected increased concerns about the Republic's fiscal situation, difficulties in implementing proposed tax measures, high levels of public sector deficit and public sector debt, financial problems of National Power Corporation ("NPC") and concerns over the health of the banking sector.

     On July 29, 2004, Standard & Poor's downgraded the Republic's long-term local currency rating from BBB to BBB-, citing as concerns the ability of the country's capital markets to absorb Government debt and an increased risk of Government debt crowding out private investment. Standard & Poor's made no change in the Republic's long-term foreign currency rating of BB at that time.

     On January 17, 2005, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB to BB- and downgraded the Republic's long-term local currency rating from BBB- to BB+. Standard & Poor's noted the Government's enactment of only one of eight proposed revenue measures in 2004, as well the high ratio of public sector debt to GDP and high proportion of revenues earmarked for interest payments. Standard & Poor's also stated that the Republic's fiscal situation is vulnerable to increases in global interest rates and depreciation of the peso because of the proportion of Government debt denominated in foreign currencies. However, Standard & Poor's put the Republic's long-term ratings outlook at stable at the new rating level, citing the Republic's favorable current account balance and the Government's continued efforts to implement fiscal reforms.

  RELATIONSHIP WITH THE IMF

     In November 2004, the IMF completed its most recent review of the Philippine economy as part of its post-program monitoring arrangement. In its preliminary assessment, the IMF recommended further substantive revenue measures in 2005 to achieve a large initial reduction of the deficit, prompt privatization of electricity generation and transmission assets and passage of proposed measures to increase the powers and protections of banking system regulators.

  PUBLIC SECTOR DEBT

     The Government has recently revised its methodology for reporting public sector debt. Previously the Department of Finance had reported total public sector debt, comprising the debt of the Government, Central Bank Board of Liquidators ("CB-BOL"), Social Security Institutions ("SSIs"), 14 monitored government-owned and controlled corporations ("GOCCs"), Government Financial Institutions ("GFIs") and Bangko Sentral.

     The Republic's previously reported public sector debt as of December 31, 2003 was P5.9 trillion, or 137.5% of GDP for the full year 2003.

     The Government's new methodology for determining public sector debt reflects international standards recommended by the IMF's Government Finance Statistics Manual 2001. Also, the Government now excludes the financial sector from its reported public sector debt to distinguish between financial public sector debt and non-financial public sector debt, and bring its reporting more in line with international practice. The Government has made the following revisions to its public sector debt figures in conformity with the IMF standards:

     - Debts of GFIs and Bangko Sentral, which were included in the previously reported public sector debt, are now excluded from public sector debt.

     - Intra-sectoral debt holdings, such as Government debt held by the Bond Sinking Fund and GOCC debt held by the Government, are now excluded from public sector debt under the new methodology to avoid double-counting.

     - The scope of public sector debt has been expanded to include the debt of local government units.

     - Levels of outstanding debts of SSIs and GOCCs have been revised to reflect recent updated data from the respective institutions.

     The Republic's outstanding public sector debt as of December 31, 2003 (using the new methodology) stood at P4.3 trillion, or 101.1% of GDP for the full year 2003.

     The following table compares the Republic's public sector debt as previously reported with the Republic's public sector debt following the new methodology.

                                                                     AS OF DECEMBER 31, 2003
                                                                ---------------------------------
                                                                PREVIOUSLY REPORTED    NEW FORMAT
                                                                -------------------    ----------
                                                                          (IN BILLIONS,
                                                                       EXCEPT PERCENTAGES)
TOTAL.......................................................         P5,912.8           P4,349.4
  Domestic..................................................          2,444.8            1,400.4
  External..................................................          3,467.9            2,949.0
Government(1)...............................................          4,063.6            3,355.1
  Domestic..................................................          1,726.4            1,703.8
  External..................................................          2,337.2            1,651.3
14 Monitored GOCCs(2).......................................          1,573.9            1,639.5
  Domestic..................................................            272.5              258.9
  External..................................................          1,301.4            1,380.6
CB-BOL......................................................             60.5               60.5
  Domestic..................................................              0.0                0.0
  External..................................................             60.5               60.5
Bangko Sentral(3)...........................................            637.4                 --
  Domestic..................................................            178.5                 --
  External..................................................            458.9                 --
Social Security Institutions (SSIs)(2)......................             25.2               33.3
  Domestic..................................................             25.2               33.3
  External..................................................              0.0                0.0
Government Financial Institutions (GFIs)(3).................            374.0                 --
  Domestic..................................................            264.9                 --
  External..................................................            109.1                 --
Local government units (LGU's)(4)...........................               --               43.9
  Domestic..................................................               --               43.9
  External..................................................               --                0.0
Less: GOCC Debt Onlent or Guaranteed by the Government(5)...            822.0                 --
  Domestic..................................................             22.6                 --
  External..................................................            799.3                 --
Less: Adjustments
Government debt held by Bond Sinking Fund...................               --              271.2
  Domestic..................................................               --              270.7
  External..................................................               --                0.6

                                                                     AS OF DECEMBER 31, 2003
                                                                ---------------------------------
                                                                PREVIOUSLY REPORTED    NEW FORMAT
                                                                -------------------    ----------
                                                                          (IN BILLIONS,
                                                                       EXCEPT PERCENTAGES)
Intra-sector debt holdings (domestic).......................               --              368.8
  Government debt held by SSIs..............................               --              122.5
  Government debt held by LGUs..............................               --                2.1
  Government debt held by GOCCs.............................               --              130.8
  Onlending from the Government to GOCCs....................               --              113.4
Intra-sector debt holdings (external).......................               --              142.9
  GOCC debt held by the Government..........................               --              142.9
TOTAL (% OF GDP)............................................            137.5%             101.2%
  Domestic (% of GDP).......................................             56.9%              32.6%
  External (% of GDP).......................................             80.7%              68.6%
GDP.........................................................         P4,299.9           P4,299.9

---------------

(1) Government debt under the revised methodology debt excludes contingent obligations.

(2) Changes in data to reflect SSIs' and GOCCs' updated data.

(3) Not included under the revised methodology since Bangko Sentral and GFIs are financial institutions.

(4) Not included in previously reported public sector debt.

(5) Includes contingent obligations and onlending from the Government to GOCCs.

  GNP/GDP

     According to preliminary Government estimates, the Republic's GDP for the full year 2004 grew 6.2% (compared to 4.7% growth for the full year 2003). The agriculture, fishery and forestry sector is estimated to have grown 5.1% (compared to 3.8% in 2003), the industry sector is estimated to have grown 5.5% (compared to 3.8% in 2003) and the services sector is estimated to have grown 7.1% (compared to 5.8% in 2003). Final amounts for 2004 are expected to be released on January 31, 2005.

     For the first nine months of 2004, GNP grew by 6.2% and GDP grew by 6.5% compared to 5.9% and 4.6% growth in GNP and GDP, respectively, for the first nine months of 2003 (at constant 1985 prices). The discussion below covers GNP results for the first nine months of 2003.

  Agriculture, Fishery and Forestry

     The agriculture, fishery and forestry sector grew 6.7% in the first nine months of 2004 compared to 3.2% in the same period of 2003. (However, growth declined in this sector in the fourth quarter of 2004 due to damage from typhoons.) The main contributors to growth from agriculture were rice and corn production, due to an expansion in harvest area, increased use of high-yielding variety seeds and favourable weather conditions. The fishery subsector also was a main contributor due to improved aquaculture and higher demand for Philippine fish and seaweed. The forestry subsector (which accounts for less than 1% of the agriculture, fishery and forestry sector) grew 42.0% in the first nine months of 2004 compared to 17.1% in the first nine months of 2003 due to expansion of log production from plantations and natural forests.

  Industry

     The industry sector grew 5.2% in the nine months of 2004, compared to 4.0% in the nine months of 2003. The mining and quarrying subsector grew 6.2% in the first nine months of 2004, compared to 20.3% growth in the same period of 2003. The decline in the growth rate was attributed mainly to lower growth in gold and copper mining and a slower growth from the Malampaya Gas Project. Growth in the manufacturing subsector was 4.5% in the first nine months of 2004 compared to 4.6% in the first nine months of 2003. The slowdown in growth in the manufacturing sector was caused mainly by slower growth in the petroleum products and coal industries, even though growth accelerated for food, beverages, electric machinery and chemicals and chemical products. Construction grew 10.5% in the first nine months of 2004 compared to a decline of 4.1% in the first nine months of 2003, reflecting increased growth in both private construction and public infrastructure spending. The electricity and water subsector grew 3.4% in the first nine months of 2004 compared to 3.1% in the same period of 2003 due to an increase in electric generation and sales to major customers and continued rehabilitation and expansion in water supply service areas.

  Services

     The services sector grew 7.3% in the first nine months of 2004, compared to 5.6% in the first nine months of 2003. The transportation, communication and storage subsector grew 10.8% of 2004 compared to 8.3% in the same period of 2003 due to an increase in tourism and cargo shipments, mobile phone services and call centers. The trade subsector grew 7.1% in the first nine months of 2004 compared to 5.4% in the first nine months of 2003 due to an increase in retail trade and an increase in wholesale trade in agricultural products such as processed food, petroleum products and pharmaceutical products. The finance subsector grew by 8.9% in the first nine months of 2004 compared to growth of 7.0% in the first nine months of 2003, mainly because of increased growth in banking services for overseas Filipino workers and increased growth in the insurance sector due to Government policies favoring the sector. The dwellings and real estate subsector grew by 5.7% in the first nine months of 2004 compared to 3.7% during the first nine months of 2003. Increased growth in this subsector was due mainly to growth in business services companies and improved sales of high-end residential properties. The private services subsector grew 6.6% in the first nine months of 2004 compared to growth of 5.2% in the first nine months of 2003. Main contributors to growth were tourism, recreational services and private business services. The government services subsector expanded by 3.0% in the first nine months of 2004, a slight decrease from the 3.2% in the same period of 2003 as reductions in non-essential Government operating expenditures offset election-related expenditures.

  INFLATION

     For the year 2004, inflation measured using the 1994 CPI basket averaged 5.5% and inflation measured using the 2000 CPI basket averaged 6.0%, while for the year 2003, inflation measured using the 1994 CPI basket averaged 3.0% and inflation measured using the 2000 CPI basket averaged 3.5%. The increases in inflation rates from 2003 to 2004 can be traced largely to higher prices for food due to recent typhoons and higher prices for energy-related products (such as fuel, light and transportation) caused by higher oil prices in the international market.

     Although the Government has recently reported inflation figures based on both the 1994 CPI basket and the 2000 CPI basket, the 2000 CPI basket will be the only official measure for inflation beginning in January 2005.

     In November 2004, the Producer's Price Index for the manufacturing sector increased 10.0% from a year earlier. The increase was attributed mainly to footwear and apparel, with basic metals, petroleum products, tobacco, non-metallic mineral products, fabricated metal products, food manufacturing and electrical machinery also contributing to the overall increase in the index.

  EMPLOYMENT

     The unemployment rate increased to 10.9% in October 2004 from 10.2% in October 2003 as job growth failed to keep pace with growth in the labor force. Total employment increased by 180,000 jobs from October 2003 to October 2004, while 499,000 people entered the labor force. During this period the labor force participation rate declined from 67.1% to 66.5% of the population 15 years old and over. The unemployment rate for Metro Manila in October 2004 was 18.4%, the highest in the country.

  BALANCE OF PAYMENTS

     For the full year 2004, the Republic's balance of payments recorded an overall deficit of $282 million.

     For the first nine months of 2004, the Republic's balance of payments recorded a deficit of $178 billion (equal to 0.3% of GDP), compared to the $775 million deficit (equal to 1.4% of GDP) for the first nine months of 2003. A surplus of $2.9 billion (equal to 4.7% of GDP) was recorded in the current account for the first nine months of 2004, compared to a $1.9 billion surplus (equal to 3.2% of GDP) recorded for the first nine months of 2003. This was offset by a deficit of $1.7 billion in the capital and financial account and a deficit of $1.4 billion in unclassified items. "Net unclassified items" comprise errors and omissions due to timing differences between inflows and outflows, double-counting and insufficient reporting of data.

  Current Account

     The current account recorded a surplus of $2.9 billion for the first nine months of 2004, 57.1% higher than the $1.9 billion surplus for the first nine months of 2003. The expansion in the surplus was attributed to the smaller deficit in the trade-in-goods and increased remittances from overseas Filipino workers.

     Trade-in-goods. The deficit in the trade-in-goods account, as reported by Bangko Sentral, declined to $1.1 billion for the first nine months of 2004 from $1.4 billion for the first nine months of 2003, with exports expanding faster than imports. The rise in exports of goods was attributed mainly to the continued recovery in shipments of electronics, which account for 51.4% of the country's exports as reported by Bangko Sentral, and sustained sales of machinery and transport equipment. Other commodities contributing to the growth in exports were non-metallic mineral manufactures, fruits and vegetables, sugar products and other food products.

     Trade-in-services. The trade-in-services account reported a deficit of $701 million for the first nine months of 2004 compared to the $1.0 billion deficit in the same period of 2003. The decrease in the trade-in-services deficit was largely attributed to higher net inflows from travel as the industry recovered from the downturn in 2003 caused by the SARS epidemic and uncertainties over the global security situation.

     Income. The income account recorded a surplus of $4.3 billion for the first nine months of 2004, compared to a surplus of $3.8 billion for the first nine months of 2003. Increases in deployment of both land-based and sea-based OFWs, as well as higher average incomes for OFWs, caused OFW remittances to increase by 9.4% year-on-year to $6.2 billion over the first three quarters of 2004. Increases in OFW remittances more than offset the rise in interest payments on bonds and notes by the Government and private corporations.

     OFW remittances for the eleven-month period ending November 30, 2004 totalled US$7.7 billion, reflecting an 11.0% increase from $6.9 billion for the first eleven months of 2003.

  Capital and Financial Account

     The deficit in the capital and financial account was $1.7 billion for the first nine months of 2004, compared to $3.9 billion in the same period in 2003. The overall decrease in the deficit reflected improvements in each of the direct investment, portfolio investment, and other investment accounts.

     Direct Investments. The direct investment account recorded a net inflow of $252 million for the first nine months of 2004, compared to the $143 million net inflow for the first nine months of 2003. This was attributed mainly to significant growth in equity investments in the Philippines from 2003 to 2004. Investments were channeled mainly to the manufacturing, real estate and transportation, storage and communication sectors.

     Portfolio Investments. The portfolio investment account recorded net inflows of $401 million during the third quarter of 2004 compared to net inflows of $8 million for the first nine months of 2003. The increased surplus in portfolio investments from abroad was attributed mainly to increased investments by non-residents in Government bonds.

     Other Investments. The net outflow in the other investment account for the first nine months of 2004 decreased significantly to $2.3 billion from $4.0 million for the first nine months of 2003. The decrease in outflows in the other investments account was due largely to increased foreign currency borrowings by local companies and the Government.

  INTERNATIONAL RESERVES

     Bangko Sentral's gross international reserves stood at $16.0 billion as of December 31, 2004, reflecting a 1.0% increase over the $15.9 billion level as of November 30, 2004 but reflecting a 5.0% decrease from the $16.9 billion level as of December 31, 2003. Gross international reserves as of December 31, 2004 were adequate to cover 4.1 months of imports of goods and payments of services and income, and were equivalent to 2.9 times the Republic's short-term debt based on original maturity and 1.5 times based on residual maturity. The increase in reserves in from November 2004 to December 2004 was attributed mainly to the deposits of Government program and project loans ($156 million) and investment income from Bangko Sentral's placements abroad ($21 million). These inflows were partly offset by the debt service requirements of the Government and Bangko Sentral.

     Bangko Sentral's net international reserves increased to $14.4 billion as of December 31, 2004 from $14.2 billion as of November 30, 2004, and $13.8 billion as of December 31, 2003.

  PESO/US$ EXCHANGE RATE

     On January 26, 2005, the peso to US dollar exchange rate was P55.34 per US dollar, compared to P56.27 per US dollar as of December 29, 2004 and P55.57 per US dollar as of December 30, 2003.

  PHILIPPINE SECURITIES MARKETS

     As of January 26, 2005, the Philippine Stock Exchange composite index closed at 1970.28, compared to a close of 1822.83 on December 29, 2004 and 1442.37 on December 30, 2003.

  MONEY SUPPLY

     The Republic's money supply (M3) as of November 30, 2004 was P1.80 trillion, reflecting year-on-year growth of 6.9%. The increase was attributed to an increase in net domestic assets caused mainly by growth in credits to the public and private sectors as well as the expansion of net foreign assets.

  BANKING SYSTEM NON-PERFORMING LOANS

     The commercial banking system's non-performing loan ratio (the "NPL ratio") decreased to 13.6% at the end of November 2004 from 14.2% at the end of October 2004, a decrease from 14.8% as of end-November 2003. Commercial bank loans outstanding increased 4.2% from end-October 2004 to end-November 2004 and 3.6% from end-November 2003 to end-November 2004, while the level of non-performing loans decreased 5.0% from end-November 2003 to end-November 2004 and 2.5% from end-October 2004 to end-November 2004. The overall trend from November 2003 to November 2004 has been an increase in total loan portfolio coupled with a simultaneous decline in total non-performing loans.

  FINANCIAL SECTOR REFORMS

     The Government has recently undertaken a number of reforms in the financial sector intended to reduce bank holdings of non-performing assets and improve the health of the banking industry in general. Incentives under the Special Purpose Vehicle ("SPV") Act, enacted in 2003, are scheduled to expire in April 2005. Bangko Sentral has endorsed proposals in Congress to extend the incentives under the SPV Act for one year. The extension of the incentives is intended to encourage financial institutions to continue to transfer non-performing assets to private asset-management companies, thus allowing increased lending from the banking system.

     In July 2004, Bangko Sentral issued guidelines for the development and implementation of banks' internal risk rating systems. The new guidelines, among other things, require banks to grade the quality of their assets according to a fixed scale, are intended to improve the effectiveness of loss provisioning.

     Also, Bangko Sentral has supported amendments to the Bangko Sentral charter to strengthen regulation of the banking sector. The proposed amendments, which are currently pending before Congress, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for Bangko Sentral officers acting in their official capacity. Other BSP-supported reforms pending before Congress include a bill to expand the domestic capital market through retirement accounts and another bill, modeled after provisions of the U.S. Sarbanes-Oxley Act, to increase oversight of corporate accountants.

     In April 2004, Congress approved the Securitization Act of 2004 (the "Securitization Act"). The Securitization Act, together with other recent changes in the legal and regulatory environment in the Philippines, is aimed at providing a legal framework for securitization, creating a favorable market environment for a range of asset-backed securities and encouraging the development of a secondary market for these securities. The implementing rules and regulations of the Securitization Act have not yet been issued.

  REVENUES AND EXPENDITURES

     The following table sets out actual Government revenues and expenditures for 2003 and 2004, as well as programmed revenues and expenditures for 2004 and 2005.

                                                            2004             2003-2004
                                         2003      -----------------------    GROWTH        2005
                                        ACTUAL      PROGRAM       ACTUAL       RATE       PROGRAM
                                      ----------   ----------   ----------   ---------   ----------
                                                 (IN MILLION PESOS, EXCEPT PERCENTAGES)
Revenues............................  P  626,630   P  676,410   P  698,528      11.4%    P  758,472
  Tax Revenues......................     537,361      596,408      597,715      11.2%       677,706
  % of GDP..........................        12.5%        12.7%        12.5%                    13.2%
     BIR............................     425,352      476,306      467,978      10.0%       537,399
     Bureau of Customs..............     106,092      112,580      122,374      15.3%       132,185
     Other Offices..................       5,917        7,522        7,363      24.4%         8,123
  Non-Tax Revenues..................      89,269       80,002      100,543      12.6%        80,766
     Bureau of Treasury.............      56,657       40,734       63,054      11.3%        45,369
     Others.........................      32,612       39,268       36,995      13.4%        35,397
       of which, Fees & Charges.....      18,635       23,505       19,374       4.0%        25,170
       of which, Marcos Wealth......                   14,763        8,954                    9,727
     Privatization..................         567        1,000          420     (25.9)%          500
     Grants.........................       1,198                        74     (93.8)%
Expenditures........................     826,498      874,225      884,374       7.0%       942,998
Surplus/(Deficit)...................    (199,868)    (197,815)    (186,116)     (6.9)%     (184,526)
% of GDP............................        (4.6)%       (4.2)%       (3.9)%                   (3.6)%
GDP.................................   4,299,902    4,713,367    4,777,567                5,122,469

---------------

Source: Department of Finance

     Overall, the Government's fiscal deficit was P186.1 billion, or approximately 3.9% of GDP, for the full year 2004, compared to P199.9 billion, or 4.6% of GDP, for the full year 2003.

     Total Government revenues for 2004 were P698.5 billion, compared to P626.6 billion in 2003. Tax revenues in 2004 were P597.7 billion, compared to P537.4 billion in 2003, but remained at 12.5% of GDP, the same proportion as in 2003. Of total tax revenues in 2004, Bureau of Revenue ("BIR") collections accounted for P468.0 billion, Bureau of Customs collections accounted for 122.4 billion and other tax revenues accounted for P7.4 billion. Non-tax revenues increased to P100.5 billion in 2004 from P89.3 billion in 2003, with a increase in income to the Department of Treasury from holdings of NPC debt and new income from the recently unfrozen Marcos accounts.

     Total government expenditures for 2004 were P884.4 billion, compared to P826.5 billion in 2003. The increase in expenditures reflected mainly an increase in interest payments to P260.9 billion, or 37.4% of revenues; in 2004 from P226.4 billion in 2003 (due to increased Government borrowing) and an increase in infrastructure spending to P91.3 billion in 2004 from P77.6 billion in 2003 (caused primarily by reduced delays in accounting for public works expenditures in 2004). Also, personnel services expenditures increased P283.1 billion in 2004 from P276.1 billion in 2003 and maintenance expenditures increased to P83.9 billion in 2004 from 78.5 billion in 2003.

     Actual Government revenues in 2004 exceeded programmed revenues largely because of remittances to the Bureau of Treasury from increased holdings by the Government of NPC bonds. BIR collections and revenues from the Marcos accounts in 2004 were lower than programmed, while Bureau of Customs revenues were higher than programmed. Actual Government expenditures in 2004 exceeded programmed expenditures mainly due to higher-than-expected spending on infrastructure and public works projects.

     In August 2004, President Arroyo submitted to Congress a P907.6 billion budget for 2005, 5.3% higher than the 2004 budget of P861.6 billion. Based on the currently proposed budget, debt service (including Government advances to service debt of GOCCs) will account for 34.1% of the budget, the social services sector will receive 28.0% of the budget, followed by the economic sector with 17.5%, general public services, which include public order and safety with 15.5% of the budget and defense with 4.9%.

     The Government's original 2005 fiscal program was based on macroeconomic targets for 2005 which include GDP growth between 5.3% and 6.3% and inflation between 4.0% and 5.0%. Revenues under the original 2005 program are projected to reach P758.5 billion, of which P677.7 billion, or 89.3%, will come from taxes while the remaining P80.8 billion will be derived from non-tax sources such as fees and charges, income and foreign grants. Total expenditures under the original 2005 program for 2005 (which include obligations in the 2005 budget as well as payables for previous years) are expected to be P943.0 billion. A total of P301.7 billion, or 38.5% of projected revenues, are earmarked for interest payments under the 2005 fiscal program. The Government's fiscal deficit under the original 2005 program is projected to decrease from 4.2% of GDP in 2004 to 3.6% of GDP, or P184.5 billion, in 2005. The Government has revised its 2005 program to take into account an estimated P15.0 billion in additional revenues following the enactment of higher taxes on alcohol and tobacco, as well as an estimated P10.0 billion in additional revenues from administrative improvements in the BIR, Bureau of Customs and Bureau of Treasury. The Government also intends to pursue a policy of spreading out maturities in its debt profile. There can be no assurance that actual borrowings in 2005 will be the same as proposed in the current 2005 fiscal program or otherwise reflect currently proposed policies.

  EXTERNAL DEBT

     As of September 30, 2004, the Republic's outstanding external debt approved by or registered with Bangko Sentral was $55.6 billion, reflecting a decrease of $1.8 billion from the $57.4 billion recorded as of December 31, 2003. This decrease over the first three quarters of 2004 was mainly due to net payments on external obligations, downward foreign exchange revaluation adjustments and a change in Bangko Sentral's accounting methodology to exclude resident-to-resident accounts from external debt. Applying the original methodology, Bangko Sentral-approved external debt was $55.8 billion as of September 30, 2004.

     As of November 30, 2004, the outstanding direct external debt of the Republic stood at $32.2 billion, compared to $29.7 million as of December 31, 2003. The increase in direct external debt was attributable mainly to the Republic's issuance of global bonds and eurobonds.

     Under the Electric Power Industry Reform Act of 2001, the Government is obligated to assume P200 billion of NPC's debt. The Government is in the process of finalizing documentation to complete the assumption of $3.4 billion and E500 million of NPC's debt.

  INCREASE IN ELECTRICITY RATES BY NATIONAL POWER CORPORATION

     On September 3, 2004, the Energy Regulatory Commission ("ERC") allowed National Power Corporation ("NPC") a provisional increase in electricity rates by an average of P0.98 per kilowatt-hour. NPC and Power Sector Assets and Liabilities Management Corporation ("PSALM") had filed an application with the ERC to increase electricity rates charged to its customers by an average of P1.87 per kilowatt-hour. The provisional rate increase became effective on September 26, 2004 and is expected to reduce NPC's losses by P8 billion in 2004 and P34 billion in 2005. NPC has also applied for a P0.40 per kilowatt-hour increase in power rates under the generation rate adjustment mechanism.

                        DESCRIPTION OF THE GLOBAL BONDS

GENERAL

     The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as supplemented by a supplement to the fiscal agency agreement dated February 26, 2004, between the Republic and JPMorgan Chase Bank, as fiscal agent. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The following statements are subject to the provisions of the fiscal agency agreement, the supplement to the fiscal agency agreement and the global bonds. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-113450. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

     The global bonds will:

     - bear interest at 9.50% from the settlement date;

     - mature at par on February 2, 2030;

     - pay interest on February 2 and August 2 of each year, commencing August 2, 2005; and

     - pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding January 18 or July 18 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

     The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic's outstanding External Public Indebtedness. Under these provisions, which are commonly referred to as "collective action clauses," the Republic may, among other things, amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the section entitled "Collective Action Securities" on page 96 of the accompanying prospectus dated April 15, 2004.

     The Republic has applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

BOOK ENTRY

     The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co., as DTC's nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

     You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants' beneficial interests in a global security in their customers' securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers' securities accounts with DTC.

CERTIFICATED SECURITIES

     In circumstances detailed in the accompanying prospectus (see "Description of the Securities -- Description of the Debt Securities -- Global Securities -- Registered Ownership of the Global Security"), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder's request for transfer, exchange or replacement.

REGISTRATION AND PAYMENTS

     The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require).

     The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

     - maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

     - ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

     - transmit to the Republic any notices from holders of any of the global bonds.

     If the global bonds are accepted for listing on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, which shall initially be J.P. Morgan Bank Luxembourg S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

REDEMPTION AND SINKING FUND

     The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

REGARDING THE FISCAL AGENT

     The fiscal agent has its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal, and premium, if any, or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds.

     The fiscal agency agreement and the supplement to the fiscal agency agreement are not required to be qualified under the US Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplement to the fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

NOTICES

     All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements.

     In connection with the application to list the global bonds on the Luxembourg Stock Exchange, the Republic expects to undertake that so long as the global bonds are listed on the Luxembourg Stock Exchange, all notices also will be published in Luxembourg in the Luxemburger Wort. If the Republic cannot, for any reason, publish notice in the Luxemburger Wort, it expects to choose an appropriate alternate English language newspaper of general circulation in Luxembourg.

                        GLOBAL CLEARANCE AND SETTLEMENT

     The Depository Trust Company ("DTC"), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System ("Euroclear"), and Citibank, N.A., as depositary for Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") (the "Clearing System Depositaries").

     Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

THE CLEARING SYSTEMS

     THE DEPOSITORY TRUST COMPANY.  DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the US Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     EUROCLEAR AND CLEARSTREAM, LUXEMBOURG. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

INITIAL SETTLEMENT

     If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

SECONDARY MARKET TRADING

     The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

     SETTLEMENT AMONG DTC PARTICIPANTS. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

     SETTLEMENT AMONG EUROCLEAR AND/OR CLEARSTREAM, LUXEMBOURG
PARTICIPANTS. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

     SETTLEMENT BETWEEN A DTC SELLER AND A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG PURCHASER. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant's account and the securities will be credited to the depositary's account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant's account, and the participant will then credit the purchaser's account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant's account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant's overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

     - borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system's customary procedures;

     - borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower's Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

     - staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

     SETTLEMENT BETWEEN A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG SELLER AND A DTC PURCHASER. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant's account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

                                    TAXATION

GENERAL

     The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

PHILIPPINE TAXATION

     The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term "non-Philippine holders" to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

     This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

     EFFECT OF HOLDING GLOBAL BONDS. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

     TAXATION OF INTEREST ON THE GLOBAL BONDS. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

     TAXATION OF CAPITAL GAINS. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

     DOCUMENTARY STAMP TAXES. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax is payable upon the issuance of the global bonds and will be for the account of the Republic.

     ESTATE AND DONOR'S TAXES. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over P200,000.

     The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor's tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed P100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

     The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor's taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a "Reciprocating Jurisdiction"). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

UNITED STATES TAXATION

     For a description of certain United States tax aspects of the global bonds, see "Taxation -- United States Tax Considerations" in the accompanying prospectus. The fourth paragraph under "Taxation -- United States Tax Considerations -- United States Holders -- The Purchase, Sale and Retirement of Debt Securities" in the accompanying prospectus should be read with the update that 15% is the maximum tax rate generally applicable under current law to net long-term capital gains recognized by an individual US holder. The first paragraph under "Taxation -- United States Tax Considerations -- Information Reporting and Backup Withholding" in the accompanying prospectus should be read with the update that the maximum rate of "backup withholding" tax applicable under current law is 28%.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated January 26, 2005 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Limited. In the underwriting agreement, the Republic has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of $1,500,000,000. Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

UNDERWRITERS                                                  PRINCIPAL AMOUNT
------------                                                  ----------------
Citigroup Global Markets Inc. ..............................   $  500,000,000
  388 Greenwich Street
  New York, New York 10013
  United States of America
Deutsche Bank Securities Inc. ..............................   $  500,000,000
  60 Wall Street
  New York, New York 10005
  United States of America
UBS Limited.................................................   $  500,000,000
  100 Liverpool Street
  London EC2M 2RH
  United Kingdom
                                                               --------------
     Total..................................................   $1,500,000,000
                                                               ==============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

     The Republic has agreed to indemnify the underwriters against liabilities under the US Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

     The Republic estimates that its out-of-pocket expenses for this offering will be approximately $350,000. The underwriters have agreed to reimburse the Republic for certain of its expenses.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

     In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements (including this supplement) will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

UK SELLING RESTRICTIONS

     Each underwriter represents and agrees that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

HONG KONG SELLING RESTRICTIONS

     Each underwriter has represented and agreed that:

     (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any global bonds other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

     (b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the global bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

SINGAPORE SELLING RESTRICTIONS

     This prospectus supplement and the prospectus to which it relates have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the global bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement and the prospectus to which it relates or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such global bonds be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Sections 274 and 289 of the Securities and Futures Act (the "SFA"), (2) to a sophisticated investor (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

JAPAN SELLING RESTRICTIONS

     The global bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), and each underwriter has not and will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except in compliance with all the applicable laws and regulations of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, the Republic may be required to file a report in connection with the issuance or offering of global bonds in Japan or the issuance or offering outside Japan of global bonds denominated or payable in Yen with the Ministry of Finance of Japan (the "MOF") within a limited period of time after the issue of the global bonds. Each underwriter is required to provide any necessary information on sales of global bonds in Japan to the Republic (which shall not include the names of the purchasers thereof) so that the Republic may make such reports to the MOF.

REPUBLIC OF THE PHILIPPINES SELLING RESTRICTIONS

     The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions of the said Code before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

NETHERLANDS SELLING RESTRICTIONS

     The global bonds may not be offered, sold, transferred or delivered in the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, brokers, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct of their profession or trade may not participate in the offering, and the prospectus supplement and the accompanying prospectus may not be considered an offer or the prospect of an offer to participate in the offering.

REPUBLIC OF ITALY SELLING RESTRICTIONS

     No solicitations in connection with the global bond offering will be made in Italy by any party, including the underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds or the global bond offering will be distributed in Italy. No global bonds will be offered, sold or delivered in Italy.

SETTLEMENT AND DELIVERY

     The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

RELATIONSHIP OF UNDERWRITERS WITH THE REPUBLIC

     The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

                                 LEGAL MATTERS

     The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to US federal law and New York State law by Allen & Overy. Certain matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, United States counsel for the underwriters, as to matters of US and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de Los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

                              GENERAL INFORMATION

     1. The global bonds have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The International Securities Identification Number is US718286AY36, the CUSIP number is 718286AY3, and the Common Code number is 021180645.

     2. The issue and sale of the global bonds was authorized by the Special Authority signed by the President of the Republic dated March 26, 2004 and the Special Authority signed by the President of the Republic dated September 6, 2004.

     3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the global bond offering since April 15, 2004.

     4. Application has been made to list the global bonds on the Luxembourg Stock Exchange. Copies of the following documents will, so long as any global bonds are listed on the Luxembourg Stock Exchange, be available for inspection during usual business hours at the specified office of J.P. Morgan Bank Luxembourg S.A. in Luxembourg:

     - copies of the Registration Statement, which includes the fiscal agency agreement, the supplement to the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

     - the Special Authority signed by the President of the Republic dated March 26, 2004, the Special Authority signed by the President of the Republic dated September 6, 2004 and the resolution of the Monetary Board of Bangko Sentral adopted on December 28, 2004, authorizing the issue and sale of the global bonds.

     In addition, so long as the global bonds are outstanding or listed on the Luxembourg Stock Exchange, copies of the Philippines' economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, if any, the fiscal agency agreement and the supplement to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent.

     5. J.P. Morgan Bank Luxembourg S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.